Exhibit 3.29
ARTICLES OF ORGANIZATION
OF
GOVERNAIR LLC
1.	The name of the limited liability company (the “Company”) is:
GOVERNAIR LLC
2.	The term of existence of the Company shall be perpetual.

3.	The street address of the Company’s principal place of business shall be 4841 North Sewell Avenue, Oklahoma City, Oklahoma 73118.

4.	The street address of the Company’s registered office is: 115 S.W. 89th Street, Oklahoma City, Oklahoma 73139.

5.	The name of the Company’s registered agent at such registered office address is: Corporation Service Company.

6.	The Company may engage in any business permitted by law.

7.	The Effective Date of these Article of Organization shall be 12:00 a.m., October 3, 2010.
The undersigned does hereby certify, make and acknowledge these Articles of Organization this 23 day of September 20l0.

/s/ Edward J. Cooney
Edward J. Cooney
c/o Nortek, Inc.
50 Kennedy Plaza Providence, RI 02903